

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 31, 2011

Brandon Cade Thompson
Chief Executive Officer
Halo Companies, Inc.
One Allen Center, Suite 500
700 Central Expressway South
Allen, Texas 75013

> **Re:** **Halo Companies, Inc.**
> **Form 10-K for fiscal year ended December 31, 2010**
> **Filed March 31, 2011**
> **File No. 000-15862**

Dear Mr. Thompson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2010

General

1. We note that you have recently refocused your business on the operations of Halo Asset Management, LLC. In connection with these operations, we also note your $20 million collateralized debt offering secured by your real estate assets. Tell us in your response letter why you should not be considered an investment company under the Investment Company Act of 1940.

Forward-Looking Statements, page 4

2. Please note that because your common stock is considered a penny stock the safe harbor provided by the Private Securities Litigation Reform Act of 1995 is

unavailable to you. Please remove references to Section 27A of the Securities Act and Section 21E of the Exchange Act.

Government Regulation, page 7

3. Your disclosure is vague. Expand to discuss the effect of existing or probable governmental regulations on your operations, particularly the new focus of your operations on Halo Asset Management and Halo Portfolio Advisors LLC.

Item 7. Managements' Discussion and Analysis of Financial Condition and Results of Operations, page 12

Revenue Recognition and Accounts Receivable, page 16

4. For your HFS services, tell us what you mean by the statement that you recognize revenue once the client makes one payment. Tell us if the revenue is recognized over the term of the relationship, once the first payment is made, or some other method and why you determined that method is appropriate. Tell us how you typically collect the cash related to these services. Also, tell us how you factored in collectability in your policy.

5. For your HDS services tell us how you determined that recognizing revenue over the average service period is appropriate. Tell us how this period coincides with the collection of cash related to these services. Also, tell us how you factored in collectability in your policy.

6. Please supplementally provide us with the details of your revenues by service line.

Note 17. Shareholders' Equity, page F-22

7. We note that you have issued 21.2M shares of common stock to Equitas Asset Management, LLP in a series of transactions. Tell us:

    - how you determined that the acquisition was not a business combination;
    - the nature of the intangibles received in the transaction;
    - if any employees or personnel of Equitas will be involved in the generation of the cash flows of EHF;
    - all of the responsibilities and obligations of Equitas under the agreements; and,
    - the restrictions, if any, on the ability of Equitas to trade the shares.

Exhibits

8. Please provide us with a schedule of the details of your allowance for accounts receivable in accordance with Rule 12-9 of Regulation S-X. Also confirm that you will provide this schedule in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364, or Terry French, Accountant Branch Chief at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

Brandon Cade Thompson
Halo Companies, Inc.
May 31, 2011
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